                           STOCK PURCHASE AGREEMENT

                                BY AND BETWEEN


                        NDE ENVIRONMENTAL CORPORATION

                                     AND

                        TANKNOLOGY ENVIRONMENTAL, INC.


                                 DATED AS OF
                               OCTOBER 7, 1996

                                                                     EXHIBIT 2.1


                               TABLE OF CONTENTS

                                                                             PAGE
ARTICLE I     DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . .  2

ARTICLE II    PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . . . . .  6
              Section  2.1   The Sale . . . . . . . . . . . . . . . . . . . .  6
              Section  2.2   Purchase Price . . . . . . . . . . . . . . . . .  6
              Section  2.3   Post Closing Adjustment  . . . . . . . . . . . .  6
              Section  2.4   Transactions Prior to Closing  . . . . . . . . .  8

ARTICLE III   CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF SELLER  . . . . . . . . . . .  9
              Section  4.1   Organization and Good Standing of the Company. .  9
              Section  4.2   Corporate Records. . . . . . . . . . . . . . . .  9
              Section  4.3   Authorization. . . . . . . . . . . . . . . . . . 10
              Section  4.4   Non-Contravention. . . . . . . . . . . . . . . . 10
              Section  4.5   Validity . . . . . . . . . . . . . . . . . . . . 11
              Section  4.6   Broker Involvement . . . . . . . . . . . . . . . 11
              Section  4.7   Litigation . . . . . . . . . . . . . . . . . . . 11
              Section  4.8   Title to Shares. . . . . . . . . . . . . . . . . 11
              Section  4.9   Continuity Prior to Closing Date . . . . . . . . 12
              Section  4.10  Contracts and Commitments. . . . . . . . . . . . 13
              Section  4.11  Taxes. . . . . . . . . . . . . . . . . . . . . . 14
              Section  4.12  Title to Properties. . . . . . . . . . . . . . . 16
              Section  4.13  Trademarks, Trade Names and Intellectual
                             Property . . . . . . . . . . . . . . . . . . . . 16
              Section  4.14  Financial Records; Budget. . . . . . . . . . . . 17
              Section  4.15  Condition of Assets and Inventory. . . . . . . . 17
              Section  4.16  Liabilities. . . . . . . . . . . . . . . . . . . 18
              Section  4.17  Employees and Related Matters. . . . . . . . . . 18
              Section  4.18  No Material Change . . . . . . . . . . . . . . . 19
              Section  4.19  Compliance With Law. . . . . . . . . . . . . . . 19
              Section  4.20  Tangible Personal Property . . . . . . . . . . . 19
              Section  4.21  Insurance. . . . . . . . . . . . . . . . . . . . 19
              Section  4.22  Government Licenses, Permits and Related
                             Approvals  . . . . . . . . . . . . . . . . . . . 20
              Section  4.23  Distributed Products . . . . . . . . . . . . . . 20
              Section  4.24  Safety Reports . . . . . . . . . . . . . . . . . 20
              Section  4.25  Transactions with Certain Persons. . . . . . . . 20
              Section  4.26  Accounts Receivable. . . . . . . . . . . . . . . 21
              Section  4.27  Studies, Etc.. . . . . . . . . . . . . . . . . . 21
              Section  4.28  Disclosure . . . . . . . . . . . . . . . . . . . 21
              Section  4.29  Employee Benefits. . . . . . . . . . . . . . . . 22
              Section  4.30  Environmental Matters. . . . . . . . . . . . . . 25





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

ARTICLE V     REPRESENTATIONS AND WARRANTIES OF BUYER . . . . . . . . . . . . 26
              Section  5.1   Corporate Status and Good Standing   . . . . . . 26
              Section  5.2   Authorization  . . . . . . . . . . . . . . . . . 27
              Section  5.3   Non-Contravention  . . . . . . . . . . . . . . . 27
              Section  5.4   Validity   . . . . . . . . . . . . . . . . . . . 28
              Section  5.5   Broker Involvement   . . . . . . . . . . . . . . 28
              Section  5.6   Litigation   . . . . . . . . . . . . . . . . . . 28
              Section  5.7   Investment Intention   . . . . . . . . . . . . . 28
              Section  5.8   Disclosure of Information  . . . . . . . . . . . 28
              Section  5.9   Financial Condition.   . . . . . . . . . . . . . 29
              Section  5.10  Restricted Securities  . . . . . . . . . . . . . 29

ARTICLE VI    ADDITIONAL AGREEMENTS AND COVENANTS   . . . . . . . . . . . . . 30
              Section  6.1   Other Offers   . . . . . . . . . . . . . . . . . 30
              Section  6.2   Conduct of the Business Pending the Closing. . . 30
              Section  6.3   Public Announcements   . . . . . . . . . . . . . 33
              Section  6.4   Further Assurances   . . . . . . . . . . . . . . 33
              Section  6.5   Covenant Against Competition   . . . . . . . . . 33
              Section  6.6   Governmental Filings   . . . . . . . . . . . . . 34
              Section  6.7   Access to Information  . . . . . . . . . . . . . 35
              Section  6.8   Use of Name  . . . . . . . . . . . . . . . . . . 35
              Section  6.9   Other Action   . . . . . . . . . . . . . . . . . 35
              Section  6.10  Employee Benefit Matters   . . . . . . . . . . . 36
              Section  6.11  Cooperation with Financings and Financial  . . .
                             Reporting  . . . . . . . . . . . . . . . . . . . 36
              Section  6.12  Consents   . . . . . . . . . . . . . . . . . . . 36
              Section  6.13  Tax Certificate  . . . . . . . . . . . . . . . . 36
              Section  6.14  Certain Tax Elections  . . . . . . . . . . . . . 37
              Section  6.15  Liability for Taxes  . . . . . . . . . . . . . . 38
              Section  6.16  Cooperation and Exchange of Information  . . . . 41
              Section  6.17  Conflict   . . . . . . . . . . . . . . . . . . . 42
              Section  6.18  Insurance  . . . . . . . . . . . . . . . . . . . 42

ARTICLE VII   EXTENT AND SURVIVAL OF REPRESENTATIONS,WARRANTIES, COVENANTS AND
              AGREEMENTS; INDEMNIFICATION   . . . . . . . . . . . . . . . . . 43
              Section  7.1   Indemnification of Buyer   . . . . . . . . . . . 43
              Section  7.2   Survival; Threshold and Limits of Liability. . . 44
              Section  7.3   Indemnification Procedures   . . . . . . . . . . 45
              Section  7.4   Arbitration of Disputes  . . . . . . . . . . . . 48
              Section  7.5   General  . . . . . . . . . . . . . . . . . . . . 48
              Section  7.6   Security   . . . . . . . . . . . . . . . . . . . 49

ARTICLE VIII  CONDITIONS TO CLOSING . . . . . . . . . . . . . . . . . . . . . 49
              Section  8.1   Conditions Precedent to Obligations of Buyer . . 49
              Section  8.2   Conditions Precedent to Obligations of the
                             Seller . . . . . . . . . . . . . . . . . . . . . 51

ARTICLE IX    ACTIONS TO BE TAKEN AT CLOSING  . . . . . . . . . . . . . . . . 52
              Section  9.1   Actions to be Taken by Seller at the Closing . . 52
              Section  9.2   Actions to be Taken by Buyer at the Closing. . . 52


ARTICLE X     GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . 53
              Section  10.1  Termination  . . . . . . . . . . . . . . . . . . 53
              Section  10.2  Confidentiality; Publicity; Books and
                             Records  . . . . . . . . . . . . . . . . . . . . 54
              Section  10.3  Expenses . . . . . . . . . . . . . . . . . . . . 56
              Section  10.4  Entire Agreement   . . . . . . . . . . . . . . . 56
              Section  10.5  Waivers and Consents   . . . . . . . . . . . . . 56
              Section  10.6  Notices  . . . . . . . . . . . . . . . . . . . . 57
              Section  10.7  Successors and Assigns   . . . . . . . . . . . . 57
              Section  10.8  Performance  . . . . . . . . . . . . . . . . . . 58
              Section  10.9  Choice of Law; Section Headings; Table of
                             Contents   . . . . . . . . . . . . . . . . . . . 58
              Section  10.10 Counterparts   . . . . . . . . . . . . . . . . . 58
              Section  10.11 Jurisdiction and Venue   . . . . . . . . . . . . 58
              Section  10.12 Severability   . . . . . . . . . . . . . . . . . 58
              Section  10.13 Assignment   . . . . . . . . . . . . . . . . . . 58

SCHEDULES

              Schedule 2.4(d)(iv) Assumed Employees
              Schedule 4.1        Foreign Qualifications
              Schedule 4.4        Seller Non-Contravention
              Schedule 4.7        Seller Litigation
              Schedule 4.8        Capitalization
              Schedule 4.9        Absence of Certain Changes
              Schedule 4.10       Contracts and Commitments
              Schedule 4.11       Taxes
              Schedule 4.12       Title to Properties
              Schedule 4.13       Trademarks, Trade Names and Intellectual Property
              Schedule 4.14(A)    August 31 Financial Statements
              Schedule 4.14(B)    Intercompany Transactions between August 31, 1996 and Closing
              Schedule 4.16       Liabilities
              Schedule 4.20       Tangible Personal Property
              Schedule 4.21       Insurance Policies
              Schedule 4.23       Distributed Products
              Schedule 4.25       Transactions with Certain Persons
              Schedule 4.29       Employee Benefit Plans
              Schedule 4.30       Environmental Matters
              Schedule 5.3        Buyer Non-Contravention
              Schedule 5.6        Buyer Litigation
              Schedule 6.2        Changes to Employee Benefits
              Schedule 6.18       Insurance

                            STOCK PURCHASE AGREEMENT

              This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of October 7, 1996, between NDE Environmental Corporation, a Delaware corporation ("Buyer"), and Tanknology Environmental, Inc., a Texas corporation ("Seller"),

                              W I T N E S S E T H:

              WHEREAS, Seller owns all of the outstanding capital stock (the "Shares") of (i) Tanknology Corporation International ("Tanknology") including its cathodic protection division d/b/a Tanknology Cathodic Protection, a Delaware corporation with its principal place of business at 5225 Hollister, Houston, Texas 77040, (ii) USTMAN Industries, Inc. ("USTMAN"), a Delaware corporation with its principal place of business at 12265 W. Bayaud Ave., Lakewood, CO 80225, and (iii) Tanknology Canada (1988), Inc. ("Tanknology Canada"), a Canadian corporation with its principal place of business at 2650 Meadowvale Blvd., Suite 12A, Mississauga, Ontario L5N 6M5 (each of Tanknology, USTMAN and Tanknology Canada a "Subsidiary" and all three collectively the "Subsidiaries"); and

              WHEREAS, Buyer desires to acquire the Shares from Seller, and Seller desires to sell the Shares to Buyer, upon the terms and subject to the conditions hereinafter set forth;

              NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

              The terms set forth below in this Article I shall have the meanings ascribed to them below:

              Affiliate: with respect to any person, means any person that directly or indirectly controls, is controlled by or is under common control with such person.

              Applicable Law: means any and all federal, national, state, regional, local, municipal or foreign laws, statutes, rules, regulations, guidelines, ordinances, licenses, Permits or judicial or administrative decisions of any country, or any political subdivision, agency, commission, official or court thereof having jurisdiction over the Seller or any Subsidiary.

              August 31 Financial Statements shall mean the Tanknology UST Group Combined Balance Sheet, the Tanknology Corporation International Balance Sheet, the Tanknology Canada Balance Sheet, the Cathodic Protection Balance Sheet and the USTMAN Industries Balance Sheet, each dated as of August 31, 1996 and each attached hereto in Schedule 4.14(A).

              best efforts: means a party's efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

              Business: means all of the business and operations conducted by a Subsidiary, taken as a whole.

              Code: means the United States Internal Revenue Code of 1986, as amended, or any amending or superseding Tax laws of the United States.

              Effective Date: means August 31, 1996.

              Environmental Law: means any applicable law (including common law) regulating or prohibiting Releases into any part of the workplace or the environment, or pertaining to the protection or improvement of natural resources or wildlife, the environment or public and employee health and safety including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), the Atomic Energy Act of 1954 (42 U.S.C. Section 2014 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) ("OSHA") and the regulations promulgated pursuant thereto, and any such applicable state or local statutes, and the regulations promulgated pursuant thereto, as such laws have been and may be amended or supplemented.

              Excluded Assets: shall mean (a) all cash of the Subsidiaries reflected on the August 31 Financial Statements, (b) the real property located at 5225 Hollister St., Houston, Texas 77040, (c) certain personal property belonging to the Subsidiaries located at 5225 Hollister St., Houston, Texas 77040, and (d) amounts owed to Subsidiaries by other Affiliates of the Seller, including the accounts reflected under the item "Investment in Subsidiaries" on the August 31 Financial Statements.

              Forms 8023-A: means IRS Form 8023-A (including the required schedules thereto) and any other form required to be filed with any jurisdiction so that such jurisdiction will recognize the Section 338(h)(10) Election.

              Hazardous Material: means any substance, material or waste which is regulated pursuant to any Environmental Law by any public or governmental authority in any jurisdiction in which the Seller or any Subsidiary conducts business, or the United States, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste," "toxic substance," "source material," "special nuclear material," "byproduct material," "high-level radioactive waste," "low-level radioactive waste" or "spent nuclear material" under any provision of Environmental Law.

             IRS: means the United States Internal Revenue Service.

              Lien: means any lien, pledge, claim, charge, security interest, mortgage or other encumbrance, option or other rights of any third person of any nature whatsoever.

              Permit: means any and all federal, national, state, regional, local, municipal or foreign licenses, permits, variances, waivers, riders, registrations or any other governmental authorizations or approvals necessary or appropriate for any Subsidiary to conduct its Business.

              person: means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

              Paid Reimbursable Taxes: shall have the meaning set forth at
Section 6.15(e).

              Post-Closing Period: shall have the meaning set forth at Section 6.15(b).

              Pre-Closing Period: shall have the meaning set forth at Section 6.15(b).

              Regulation: means a United States Department of Treasury regulation issued with respect to the Code.

              Release: means any release, spill, effluent, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property currently or formerly owned, operated or leased by the Seller or any Subsidiary.

              Remedial Action: means all actions, including, without limitation, any capital expenditures, required by a governmental entity or required under any Environmental Law, or voluntarily undertaken to (a) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (b) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public or employee health or welfare of the indoor or outdoor environment; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (d) bring the applicable party into compliance with any Environmental Law.

              Section 338(h)(10) Election:  shall have the meaning set forth at
Section 6.14.

              Straddle Period: shall have the meaning set forth at Section 6.15(a).

              Taxes: means all United States federal, state, county and local, all foreign and all other taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, real and personal property, windfall profits, gains, capital stock, production, business and occupation, disability, custom duties or other taxes of any kind whatsoever, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term "Tax" means any one of the foregoing Taxes.

              Tax Certificate: shall have the meaning set forth at Section
6.13.

              Tax Returns: means all United States federal, local and state and all foreign returns, declarations, reports, estimates, information returns, statements and other documents of, relating to, or required to be filed in respect of, any and all Taxes.

                                   ARTICLE II

                               PURCHASE AND SALE


              Section 2.1 The Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, as defined below under Article III, Seller will sell, assign, transfer and deliver to Buyer, the Shares (together with a stock power or powers executed in blank), and Buyer will purchase and acquire the Shares.



              Section 2.2 Purchase Price. The purchase price for all the Shares (the "Purchase Price") shall be $12,000,000. The Purchase Price shall be subject to adjustment pursuant to Section 2.3 only. The Purchase Price shall be paid at Closing by wire transfer of $12,000,000 in immediately available funds to an account or accounts designated in writing by Seller at least two business days prior to the Closing.


              Section  2.3  Post Closing Adjustment.


              (a) Within 90 calendar days following the Closing, Buyer shall prepare and deliver to Seller a combined balance sheet (the "Balance Sheet") of the Subsidiaries as of the Closing Date, as defined below under Article III (prior to the effects of the transactions occurring at the Closing) and a statement (the "Statement"), reflecting the calculation of the adjustment, if any, to the Purchase Price pursuant to
       Section 2.3(b). The Balance Sheet shall be prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied in the United States and the financial reporting policies and procedures utilized by Seller prior to the Closing. Seller shall have a period of 30 calendar days after delivery of the Balance Sheet and the Statement to review such documents and make any objections it may have in writing to Buyer. If written objections are delivered to Buyer by Seller within such 30-day period, then Buyer and Seller shall attempt to resolve the matter or matters in dispute. If no written objections are made by Seller within such 30-day period, then the Balance Sheet and the Statement shall be final and binding on the parties hereto. If disputes with respect to the Balance Sheet or the Statement cannot be resolved by Buyer and Seller within 30 calendar days after the delivery of the objections thereto, then, at the request of Buyer or Seller, the specific matters in dispute shall be submitted to Arthur Andersen & Co. (the "Auditors") or such other independent accounting firm as may be approved by Seller and Buyer, which firm shall render its opinion as to such matters. Based on such opinion, such independent accounting firm will then send to Seller and Buyer its determination of the specified matters in dispute, which determination shall be final and binding on the parties hereto. The fees and expenses of the Auditors shall be borne one-half by Seller and one-half by Buyer.

              (b) The Purchase Price shall be adjusted (i) upward for the implied interest on $12,000,000 for the period August 31, 1996 through the Closing Date at an annual rate of 8%, (ii) downward for any withdrawals of current assets by the Seller or an Affiliate or the incurrence of any liabilities on behalf of or to the Seller or an Affiliate other than the transactions provided for in Section 2.4, and
       (iii) downward for (A) a decrease in value of total non-current assets, adjusted for noncurrent Excluded Assets and normal depreciation and amortization, unless such decrease in non-current assets is covered by insurance proceeds of comparable amount and (B) an increase in any liability or in the total liabilities, all as reflected in the August 31 Financial Statements except any such increase offset by a comparable increase in assets, except any decrease or increase contemplated in this
       Section 2.3(b)(iii) due to operations in the normal course of business. If the aggregate Adjustment is upward, then within five days following the final determination thereof, Buyer shall pay

       Seller by wire transfer in immediately available funds to the account or accounts designated by Seller the amount by which the Purchase Price is adjusted upward. If the aggregate adjustment is downward, then within five days following the final determination thereof, Seller shall pay Buyer by wire transfer in immediately available funds to the account or accounts designated by Buyer the amount by which the Purchase Price is adjusted downward.

              Section  2.4  Transactions Prior to Closing.


              (a) Prior to the Closing, the deeds covering the real property located at 5225 Hollister St., Houston, Texas 77040, and certain personal property located at 5225 Hollister St., Houston, Texas 77040, shall be assigned by Tanknology to the Seller.

              (b) At or prior to Closing, cash of the Subsidiaries in the amount of $793,000 as reflected on the August 31 Financial Statements shall be withdrawn by the Seller.

              (c) Prior to Closing, the Seller shall eliminate or cause its Affiliates to eliminate all intercompany account balances, including the accounts reflected on each of the August 31 Financial Statements under the item "Investment in Subsidiaries."

              (d) At or prior to Closing, Seller shall execute assumption agreements reasonably acceptable to Buyer assuming from the Subsidiaries
       (i) any and all income Taxes for the period through the Closing Date,
       (ii) any and all claims, losses or liabilities arising from or relating to the real property and improvements and certain personal property located at 5225 Hollister St., Houston, Texas 77040 and the adjacent lot owned by Seller, (iii) any obligation of the Subsidiaries relating to T. G. Bogle under that certain consulting agreement between T. G. Bogle, Seller and Tanknology dated as of December, 1991, and (iv) any obligation of the Subsidiaries relating to the employees listed on
       Schedule 2.4(d)(iv).

                                  ARTICLE III

                                    CLOSING

              The closing of the transactions contemplated hereby (the "Closing") shall take place at such time and at such date as are mutually agreed to by Buyer and Seller at the offices of Baker & Botts, L.L.P., Houston, Texas, but in no event later than October 15, 1996. The date on which the Closing is held is referred to in this Agreement as the "Closing Date."



                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SELLER

              The Seller represents and warrants to Buyer the following:

              Section  4.1  Organization and Good Standing of the Company.
Each of the Seller and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to own, operate and lease its assets in the manner currently owned, operated and leased by it and to carry on its business as now conducted. The Seller and each Subsidiary is duly qualified to do business as a foreign corporation in all jurisdictions in which the nature of its business requires such qualification and where the failure to do so would have a material adverse effect on the Seller or such Subsidiary. Schedule 4.1 is a complete list of all jurisdictions in which each Subsidiary is currently licensed or qualified to transact business as a foreign entity.


              Section 4.2 Corporate Records. Copies of the certificate of incorporation and by-laws of the Seller and each Subsidiary have been delivered to Buyer and are complete and correct as of the date hereof. The minute book and stock book of Seller and each Subsidiary have been exhibited to Buyer and each is a complete and accurate record of the material corporate actions of the stockholders and directors (and any committees thereof) of the corporation through the date hereof and all issuances, cancellations and transfers of the capital stock thereof.


              Section 4.3 Authorization. Each of the Seller and the Subsidiaries has full corporate power and authority under its certificate or articles of incorporation and by-laws, and all necessary corporate action has been taken to authorize it, to execute and deliver this Agreement and the exhibits and schedules hereto, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof, and each of this Agreement and the exhibits hereto constitutes the valid and binding obligation of the Seller and each Subsidiary enforceable against the Seller and each Subsidiary, as the case may be, in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.


              Section 4.4 Non-Contravention. Except as set forth in Schedule 4.4, neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or will violate, conflict with, result in breach of or require notice or consent under any Applicable Law, the charter or by-laws of the Seller or any Subsidiary or any provision of any agreement or instrument to which the Seller or any Subsidiary is a party or result in the creation of any Lien upon the capital stock, properties or assets of any Subsidiary. Except as set forth in Schedule 4.4, no consent, approval, exemption, authorization or other action of, or notice to or filing with, any third party, court or administrative or other governmental or regulatory body is required by Seller or any Subsidiary to execute, deliver or perform this Agreement and to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.

              Section 4.5 Validity. There are no pending or threatened judicial or administration actions, proceedings or investigations which question the validity of this Agreement or any action taken or contemplated by the Seller in connection with this Agreement.


              Section 4.6 Broker Involvement. Neither the Seller nor any Subsidiary thereof has hired, retained or dealt with any broker or finder in connection with the transactions contemplated by this Agreement other than Raymond James & Associates.


              Section 4.7 Litigation. Except as set forth in Schedule 4.7, there is no investigation, claim or proceeding or litigation of any type pending or threatened involving the Seller or any Subsidiary or that would have an adverse effect on the Seller or any Subsidiary or Buyer, and Seller is unaware after reasonable investigation of any judgment, order, writ, injunction or decree of any court, government or governmental agency, or arbitral tribunal against or involving Seller or any Subsidiary or that would have an adverse effect on Seller or any Subsidiary or Buyer.


              Section 4.8 Title to Shares. The capitalization of the Subsidiaries is set forth in Schedule 4.8 hereto. All of the outstanding Shares were duly authorized for issuance and are validly issued, fully paid and nonassessable and none of such Shares are held in treasury. Seller owns beneficially and of record the Shares, free and clear of all Liens, and such Shares are not subject to any agreements or understandings with respect to the voting or transfer of any of the Shares. There are no outstanding subscriptions, options, convertible securities, warrants or calls of any kind issued or granted by, or binding upon, the Seller to purchase or otherwise acquire or to sell or otherwise dispose of any security of or equity interest in any Subsidiary. The Seller has the requisite legal right to sell, assign and transfer the Shares owned by it to Buyer and will, upon delivery of a certificate or certificates representing such Shares to Buyer pursuant to the terms hereof, transfer to Buyer title to such Shares, free and clear of any Liens.

              Section 4.9 Continuity Prior to Closing Date. Except as set forth in Schedule 4.9, from August 31, 1996 to and including the Closing Date, the Subsidiaries have not conducted their respective businesses otherwise than in the usual and customary manner and in the ordinary course of business, consistent with their historical practice, and there has not been:


              (a) any sale, lease, distribution, transfer, mortgage, pledge or subjection to Lien of assets of a Subsidiary, except sales or purchases of inventory and obsolete or surplus equipment in the ordinary and usual course of business;

              (b) any material transaction by any Subsidiary not in the ordinary and usual course of business;

              (c) any material damage, destruction or loss to the assets of any Subsidiary whether or not covered by insurance;

              (d) a termination, or a threatened termination, or material modification, in each case not in the ordinary course of business, of any material contract or the relationship of any Subsidiary with any customer or supplier, who in the aggregate accounted for in excess of $50,000 of gross sales or purchases during the Subsidiary's last two full fiscal years unless such contract or relationship is lost to Buyer;

              (e) any change in accounting methods or principles or the application thereof, any change in policies or practices with respect to items affecting working capital or any material change by the Seller and any of the Subsidiaries in tax methods or principles or the application thereof;

              (f) any delay or reduction in capital expenditures in contemplation of this Agreement or otherwise, or any failure to continue to make capital expenditures in the ordinary course of business consistent with past practice by Seller or a Subsidiary;

              (g) any acceleration of sales or orders or other similar action in contemplation of this Agreement or otherwise not in the ordinary course of business consistent with past practice;

              (h) any bonus payments, salary increases, commission increases or modifications, the execution of any employment agreement, severance arrangement, consulting arrangement, sales agency agreement, representation agreement or distribution agreement or similar document or agreement, or other changes in employee benefits or other compensation affecting any employee, officer, director, representative or agent of any Subsidiary;

              (i) any waiver of any rights that, singly or in the aggregate, are material to any Subsidiary or the financial condition or results of operation of any Subsidiary;

              (j) any issuance by any of the Subsidiaries of any shares of capital stock or any repurchase or redemption by any of the Subsidiaries of any shares of capital stock;

              (k) any transaction between Seller or any Affiliate other than a Subsidiary on the one hand and any of the Subsidiaries on the other hand;

              (l) any declaration or payment of any dividend on, or any other distribution with respect to, the equity securities of any of the Subsidiaries; or

              (m) any contract or commitment to do or cause to be done any of the foregoing.

              Section 4.10 Contracts and Commitments Schedule 4.10 lists all agreements, leases, commitments, contracts, undertakings or understandings, oral or written, to which any of the Subsidiaries is a party as of the date of execution of this Agreement, including but not limited to trademark, trade name or patent license agreements, service agreements, lease, purchase or sale agreements, supply agreements, distribution or distributor agreements, purchase orders, customer orders and equipment rental agreements, that are either material to any of the Subsidiaries or involve consideration with a value of $50,000 or more. No Subsidiary is in breach of or default under any agreement, lease, contract or commitment listed or of a type required to be listed (without regard to the date thereof) in Schedule 4.10 (collectively, the "Agreements"). Each Agreement is a valid, binding and enforceable agreement of a Subsidiary and, to the knowledge of Seller after reasonable investigation, the other parties thereto, enforceable except as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.
There has not occurred any breach or default under any Agreement on the part of the other parties thereto, and no event has occurred which with the giving of notice or the lapse of time, or both, would constitute a default under any Agreement. There is no dispute between the parties to any Agreement as to the interpretation thereof or as to whether any party is in breach or default thereunder, and no party to any Agreement has indicated its intention to, or suggested it may evaluate whether to, terminate any Agreement. No Subsidiary is a party to any covenant or obligation of any nature limiting the freedom of any Subsidiary to compete in any line of business after the Closing. No notice has been given under any lease to extend the term hereof beyond its current term.


              Section  4.11 Taxes.


              (a) Each of the Seller, its Subsidiaries and any affiliated, combined or unitary group of which any such corporation is or was a member has (i) timely (taking into account any extensions) filed all Tax Returns required to be filed or sent by or with respect to it in respect of any Taxes, (ii) timely paid all Taxes (including estimated Taxes) that are due and payable for which the Seller or any of its Subsidiaries may be liable, (iii) established reserves that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of the Seller and its Subsidiaries through the Closing Date and (iv) complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has in all respects timely withheld from employee wages and paid over to the proper taxing and other governmental authorities all amounts required to be so withheld and paid over, based on the manner in which Seller and the Subsidiaries have classified their employees under the Fair Labor Standards Act and Department of Transportation regulations.

              (b) Schedule 4.11 sets forth (i) the last period through which all Tax Returns of the Seller and any of its Subsidiaries have been examined by the IRS, Revenue Canada, or any other taxing authority or otherwise closed and (ii) any affiliated, consolidated, combined, unitary or similar group Tax Return in which the Seller is or has been a member or is or has joined in the filing. Except to the extent being contested in good faith, all deficiencies asserted as a result of such examinations have been paid, fully settled or adequately provided for in accordance with generally accepted accounting principles consistently applied in the United States as reflected in the Seller's most recent audited financial statements. No Tax audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which the Seller or any of its Subsidiaries would be liable, and no deficiency for any such Taxes has been proposed, asserted or assessed pursuant to such examination against the Seller or any of its Subsidiaries by any taxing authority with respect to any period.

              (c) Neither the Seller nor any of its Subsidiaries has executed or entered into with the IRS, Revenue Canada, or any other taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessments or collection of any

       Tax for which the Seller or any of its Subsidiaries would be liable or
       (ii) a closing agreement pursuant to Section 7121 of the Code that relates to the assets or operations of the Seller or any of its Subsidiaries other than the items noted on Schedule 4.11. There are no Tax liens upon any assets of the Seller or any of its Subsidiaries.

              (d) Neither the Seller nor any of its Subsidiaries has made an election under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Seller or any of its Subsidiaries.

              (e) Neither the Seller nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing agreement or similar agreement or arrangement.

              Section  4.12 Title to Properties.  Except as set forth in
Schedule 4.12 hereto, each Subsidiary has good and indefeasible title to all of its assets, free and clear of all Liens.


              Section  4.13 Trademarks, Trade Names and Intellectual Property.
Schedule 4.13 contains an accurate and complete list of (a) all patents, pending patent applications and invention memoranda owned by any Subsidiary or relating to the Business of any of them, (b) all registered United States and foreign trademarks, trade names and logos owned or used by any Subsidiary, and all registrations thereof, and (c) all unregistered United States and foreign trademarks, trade names and logos used by any Subsidiary. Such Subsidiary has the right to use all trademarks, trade names, logos, patents, pending patent applications and invention memoranda referred to herein. Except as expressly set forth in Schedule 4.7 hereto, there is no pending or threatened action or claim that would impair any such right. Except as set forth in Schedule 4.13 hereto, any or all Subsidiaries are the sole and exclusive owners of, with all right, title and interest in and to, each item described in Schedule 4.13 and have sole and exclusive rights to the use thereof or the material covered thereby.

              Section 4.14 Financial Records; Budget. The audited consolidated financial statements of the Seller and its Subsidiaries as of and for the years ended December 31, 1993, 1994, 1995, the unaudited consolidated financial statements for the quarters ended March 31, 1996 and June 30, 1996, and the unaudited consolidating financial statements of the Subsidiaries as of and for the years ended December 31, 1993, 1994 and 1995 previously delivered to Buyer (collectively, the "Financial Statements"), are each accurate, complete, true and correct in all material respects, were prepared in accordance with GAAP consistently applied in the United States (except as set forth therein), and fairly present in all material respects the financial condition and results of operations of the Seller and its Subsidiaries. The August 31 Financial Statements, previously delivered to Buyer, are each accurate, complete, true and correct, were prepared in accordance with GAAP consistently applied in the United States (except as set forth therein), and fairly present the financial condition and results of operations of the Subsidiaries. Schedule 4.14(B) reflects all intercompany transactions between any Subsidiary and the Seller or any Affiliates of Seller for the period from August 31, 1996 through the Closing Date.


              Section 4.15 Condition of Assets and Inventory. All the assets of each Subsidiary are in good, serviceable condition and fit for the particular purposes for which they are used in the business of the owner thereof, subject only to normal maintenance requirements and normal wear and tear reasonably expected in the ordinary course of business. All items of inventory of each Subsidiary are merchantable or (in the case of raw materials, supplies and work in process) suitable and useable for the production or completion of merchantable products, for sale in the ordinary course of business as first quality goods at mark-ups consistent with past practice, none of such items is below standard quality, obsolete or obsolescent, and each item is reflected in the Financial Statements and the August 31 Financial Statements on the basis of a physical count and is valued at the lower of cost or market in accordance with GAAP consistently applied in the United States (including any required reduction for impaired value or slow-moving inventory). Such inventory includes a sufficient but not an excess quantity of each type of such inventory to meet the normal requirements of the Subsidiaries.

              Section 4.16 Liabilities. Except as set forth in Schedule 4.16 or in the financial statements and notes thereto referred to in Section 4.14, there is no existing, contingent or, to Seller's knowledge after reasonable investigation, threatened liability, obligation, lien or claim of any nature (absolute, accrued, contingent or otherwise) that relates to or has been or may be asserted against any Subsidiary.

              Section  4.17 Employees and Related Matters.

              (a) Seller has heretofore delivered a complete list of all employees of each Subsidiary, listing the title or position held, base salary, any commissions or other compensation paid or payable in 1996 as reflected on such Schedule, all employee benefits received by such employees and any other terms of any oral or written agreement between any such employee and the Seller, any Subsidiary or any Affiliate thereof. The Seller has heretofore delivered to the Buyer true and correct copies of each management or employment contract or contract for personal services and a complete description of any other understanding or commitment between any Subsidiary (or the Seller on behalf of any Subsidiary) and any officer, consultant, director, employee, independent contractor or other person or entity.

              (b) The Seller is not a party to any collective bargaining agreement or labor contract.

              (c) The Seller has taken all necessary actions to comply with the Worker Adjustment and Retraining Notification Act (the "WARN Act") through the Closing Date, to the extent it is subject to such act, and the Buyer shall not have any disclosure or announcement obligations under the WARN Act as a result of the transaction contemplated by this Agreement.

              Section 4.18 No Material Change. There has been no material adverse change in the business, results of operations, assets or financial position of any Subsidiary from August 31, 1996 to and including the Closing Date, and no event has occurred which could be expected to lead to or cause such a material adverse change.

              Section 4.19 Compliance With Law. No Subsidiary is in violation of any provision of Applicable Law, including any Environmental Law, and no Subsidiary has received any notice of any alleged violation of such Applicable Law.

              Section 4.20 Tangible Personal Property. Except for the Excluded Assets, all of the fixtures, machinery and equipment reflected in the August 31 Financial Statements and/or used in connection with the Business of a Subsidiary are in the possession and under the operating control of such Subsidiary ("Tangible Personal Property"). Except as set forth in Schedule
4.20 hereto, no item of Tangible Personal Property requires repairs in excess of $2,500 to be in good, serviceable condition and fit for the particular purpose for which it is currently used, subject only to normal maintenance requirements and normal wear and tear reasonably expected in the ordinary course of business.

              Section 4.21 Insurance. Schedule 4.21 contains a list of all insurance policies of the Seller or any Subsidiary or relating to the conduct of the Business and the status of prepayments. The Seller has heretofore delivered to Buyer a copy of all such policies. Such policies are in full force and effect, and the Seller and the Subsidiaries are not in default under any of them.

              Section 4.22 Government Licenses, Permits and Related Approvals. Seller has heretofore provided to Buyer a list of all Permits required for the conduct of Business by the Subsidiaries, all of which are in full force and effect and are not being violated.


              Section 4.23 Distributed Products. Schedule 4.23 sets forth a complete listing of all products (a) distributed by any Subsidiary (and the manufacturer thereof and the person, if different, for whom such Subsidiary distributes such product) or (b) manufactured or sold by any Subsidiary and distributed by others (and the name of such distributor). Such Schedule also sets forth the terms of each such distribution arrangement. Each Subsidiary has full right to distribute all products referred to in clause (a) of this Section.


              Section 4.24 Safety Reports. Seller has heretofore provided to Buyer a complete listing of all insurance loss runs, worker's compensation reports and claims, safety citations and reports, OSHA reports and all documents relating to any of the foregoing since July 1, 1993.


              Section 4.25 Transactions with Certain Persons. Except as set forth in Schedule 4.25, during the past three years no Subsidiary has, directly or indirectly, purchased, leased or otherwise acquired any property or obtained any services from, or sold, leased or otherwise disposed of any property or furnished any services to, or otherwise dealt with (except with respect to remuneration for services rendered as a director, officer or employee of any Subsidiary), in the ordinary course of business or otherwise, with a value of or in a transaction or series of transactions with a value of $60,000 or more,
(a) any officer, director or shareholder of the Seller or any Affiliate thereof other than a Subsidiary or (b) any person, firm or corporation which, directly or indirectly, alone or together with others, controls, is controlled by or is under common control with the Seller or any shareholder thereof. No Subsidiary owes any amount to, or has any contract with or commitment to, any of its shareholders, directors, officers, employees or consultants (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business not in excess of $1,000 in the aggregate), and none of such persons owes any amount to any Subsidiary.

              Section 4.26 Accounts Receivable. All the accounts receivable of the Subsidiaries are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions in the ordinary course of business, are owned free and clear and not subject to any Lien, and are current and collectible net of any reserves shown on the August 31 Financial Statements (which reserves are adequate and were calculated consistent with past practice).

              Section 4.27 Studies, Etc. Seller has heretofore provided to Buyer a complete list of all studies, reports, plans, analyses or similar documents of a material nature (whether prepared by employees of the Seller or any Subsidiary or others) in the possession or control of the Seller or any Subsidiary thereof relating to safety, the environment, Hazardous Material, intellectual property, markets, competitors, strategic planning, product liability, warranties or otherwise relating in any way to a Subsidiary, excluding any reports prepared by Raymond James & Associates.

              Section 4.28 Disclosure. All schedules to this Agreement are complete and accurate or will be on the Closing Date. No representation or warranty by Seller in this Agreement or in any schedule or exhibit to this Agreement, or in any statement or certificate or other document furnished to Buyer by Seller or any representative of Seller, contains or will contain any untrue statement of a material fact or omits or will omit a material fact necessary to make the statements therein not misleading. The information concerning the Seller in Seller's filings, reports and submissions under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), does not contain any untrue statement of a material fact or omit a material fact necessary to make the statements therein not misleading. Seller's disclosure on any schedule to this Agreement shall not affect Buyer's right to indemnification under Article VII hereunder in any way.

              Section  4.29 Employee Benefits.

              (a) For purposes of Section 4.29, all references to the Seller shall be deemed to refer to the Seller, any Subsidiary and any trade or business, whether or not incorporated, that together with the Seller or any Subsidiary would be deemed or treated as a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Code Section 414.

              The term "Seller Plan" shall mean any stock purchase, stock option, pension, profit-sharing, retirement, bonus, deferred compensation, incentive compensation, commission, severance or termination pay, hospitalization, medical, dental, disability, life or other insurance, or supplemental unemployment benefits plan or agreement or policy or contract or other arrangement that is or ever has been maintained or contributed to by the Seller for the purpose of providing employment-related compensation or benefits to any current or former officer, consultant, director, annuitant, employee, retiree or independent contractor of the Seller or members of their respective families (other than directors' and officers' liability policies), whether or not insured, including without limitation "employee benefit plans" as defined in ERISA and the rules and regulations thereunder.

              The term "Subsidiary Plan" shall mean any Seller Plan that formerly provided, provides or is intended to provide compensation or benefits to any person or member of a person's family as a consequence of that person's current or former relationship to a Subsidiary.

              (b) As of the Closing Date, no Seller Plan is or has been (i) covered by Title IV of ERISA, (ii) subject to the minimum funding requirements of Section 412 of the Code, (iii) a "multi-employer plan" as defined in Section 3(37) of ERISA, (iv) subject to Section 4063 or 4064 of ERISA, or (v) a voluntary employees' beneficiary association within the meaning of Code Section 501(c)(9).

              (c) A list of each Subsidiary Plan is listed on Schedule 4.29. The Seller has no commitment or obligation to establish or adopt any new or additional plans or other arrangements that would constitute Subsidiary Plans if adopted, or to increase materially the benefits under any existing Subsidiary Plan. The Seller has heretofore delivered to the Buyer true and correct copies of the following:

                     (i) each written Subsidiary Plan and all amendments thereto as of the date hereof;

                     (ii) a complete written description of each other Subsidiary Plan;

                     (iii) all current summary plan descriptions provided to employees regarding the Subsidiary Plans;

                     (iv) each trust agreement and annuity contract (or any other funding instruments), and each insurance contract, pertaining to any of the Subsidiary Plans, including all amendments to such documents to the date hereof;

                     (v) the most recent IRS Form 5500 for each Subsidiary Plan and schedules thereto; and

                     (vi) the most recent determination letter issued by the IRS with respect to any Subsidiary Plan qualified under Section 401(a) of the Code.

              (d) Each Subsidiary Plan is in compliance with the provisions of all applicable laws, rules and regulations, including, without limitation, ERISA and the Code. No person has engaged in any prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) that could subject any Subsidiary to a liability.

              (e) All contributions and premiums required of any Subsidiary (or of the Seller on behalf of any Subsidiary) by any legal requirement or by the terms of any Seller Plan or any contract relating thereto have been timely made (without regard to any waivers granted with respect thereto) or accrued. All obligations of all Subsidiaries (and of the Seller on behalf of any Subsidiary) with respect to each Seller Plan have been paid or performed.

              (f) Except as provided in Schedule 4.29, neither the Seller nor any Subsidiary Plan provides for medical, life insurance or health benefits or death benefits after an employee's termination of employment (including retirement) except for continuation coverage required pursuant to Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder.

              (g) The Subsidiaries have no obligation to make any payments that would be "excess parachute payments" under Section 280G of the Code. The consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee of any Subsidiary to severance pay, employment compensation or any other payment, benefit or award (whether under a Subsidiary Plan or otherwise) or (B) accelerate the time of payment or vesting, or increase the amount of any benefit, award (including stock options, restricted stock and similar awards) or compensation due any such employee or former employee.

              (h) There are no pending, threatened or anticipated claims or proceedings against any Subsidiary Plan, the assets of any Subsidiary Plan or any Subsidiary, or the plan administrator or fiduciary of any Subsidiary Plan with respect to the operation of any such plan (other than routine, uncontested benefit claims), and there are no facts or circumstances that could form the basis for any such claim or proceeding.

              Section  4.30 Environmental Matters.

              (a) The operations of the Seller and its Subsidiaries have been and, as of the Closing Date, will be, in compliance with all Environmental Laws;

              (b) The Seller and its Subsidiaries have obtained and will, as of the Closing Date, maintain all Permits and have made and will, as of the Closing Date, make all filings, reports and notices required under applicable Environmental Law in connection with the operations of their respective businesses;

              (c) As of the date hereof, the Seller and its Subsidiaries are not subject to any outstanding written orders, contracts or agreements with any governmental entity or other person respecting (i) Environmental Laws, (ii) Remedial Action, (iii) any Release or threatened Release of a Hazardous Material, or (iv) an assumption of responsibility for environmental claims of another entity;

              (d) The Seller and its Subsidiaries have not received any written communication alleging, with respect to any such party, the violation of or liability under any Environmental Law or requesting, with respect to any such party, information with respect to an investigation pursuant to CERCLA or any other Environmental Law;

              (e) Neither the Seller nor any of its Subsidiaries has any contingent liability in connection with the Release of any Hazardous Material into the indoor or outdoor environment (whether on-site or off-site) or employee or third-party exposure to Hazardous Materials;

              (f) The operations of the Seller or its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under 40 C.F.R. parts 260-270 or any state equivalent, are in compliance with applicable Environmental Laws;

              (g) Except as described on Schedule 4.30, there is not now, nor, to the best knowledge of the Seller as of the date hereof, or has there ever been, on or in any property owned, operated, leased or under option by, the Seller or any Subsidiary or for which the Seller or any Subsidiary has assumed responsibility for environmental claims, any of the following: (i) any underground storage tanks or surface impoundments, (ii) any on-site disposal of solid waste or Hazardous Materials, (iii) any asbestos-containing materials, or (iv) any polychlorinated biphenyls; and

              (h) Buyer shall have the right to conduct such inspections and investigations of the properties of any Subsidiary as Buyer deems necessary or desirable, including, without limitation, the right to conduct sampling of surface water, groundwater, soil, indoor and outdoor air quality, and building materials.



                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF BUYER

              Buyer represents and warrants to Seller the following:

              Section 5.1 Corporate Status and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority under its certificate of incorporation and by-laws to conduct its business as the same exists on the date hereof and on the Closing Date.

              Section 5.2 Authorization. Buyer has full corporate power and authority under its certificate of incorporation and by-laws, and all necessary corporate action has been taken to authorize it, to execute and deliver this Agreement and the exhibits and schedules hereto, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and each of this Agreement and the exhibits hereto constitutes the valid and binding obligation of the Buyer enforceable against Buyer in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.

              Section 5.3 Non-Contravention. Neither the execution and delivery of this Agreement and the schedules and exhibits hereto, nor the consummation of the transactions contemplated herein or therein, does or will violate, conflict with or result in breach of or require notice or consent under any Applicable Law, the charter or by-laws of Buyer or any provision of any agreement or instrument to which the Buyer is a party or result in the creation of any Lien upon the capital stock, property or assets of Buyer, such that there would be a material adverse effect on any benefit to Seller hereunder. Except as set forth in Schedule 5.3, no consent, approval, exemption, authorization or other action of, or notice to or filing with, any third party, court or administrative or other governmental or regulatory body is required by Buyer to execute, deliver or perform this Agreement and to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.

              Section 5.4 Validity. There are no pending or threatened judicial or administrative actions, proceedings or investigations which question the validity of this Agreement or any action taken or contemplated by Buyer in connection with this Agreement.

              Section 5.5 Broker Involvement. Buyer has not hired, retained or dealt with any broker or finder in connection with the transactions contemplated by this Agreement.

              Section 5.6 Litigation. Except as set forth in Schedule 5.6, there is no investigation, claim or proceeding or litigation of any type pending or threatened involving Buyer and Buyer is unaware of any judgment, order, writ, injunction or decree of any court, government or governmental agency or arbitral tribunal against or involving Buyer, that would have a material adverse effect on any benefit to Seller hereunder.

              Section 5.7 Investment Intention. The Shares are being purchased by Buyer for investment purposes, and not with a view to, or for resale in connection with, the distribution or other disposition thereof.

              Section 5.8 Disclosure of Information. Buyer agrees and acknowledges that it and its employees, officers and agents have been permitted full and complete access to the books and records, plants, facilities, equipment, tax returns, contracts, inventories, and other assets and information of the Subsidiaries which it and its employees, officers and agents have desired to review. Buyer further acknowledges that it has conducted such investigation of the Subsidiaries, their assets, liabilities, operations and financial conditions, it has deemed necessary and advisable for purposes of determining to enter into this Agreement. Except to the extent of the express representations, warranties and agreements contained in this Agreement, Buyer is purchasing the Subsidiaries in reliance upon its own investigation of the Subsidiaries. Buyer agrees and acknowledges that it is experienced in the tank testing services business and has the knowledge and ability to conduct a full investigation of the Subsidiaries and to evaluate the Subsidiaries' business, operations, financial conditions, assets and liabilities. Buyer expressly represents and warrants that it has not relied on any projections or representations (oral or written) except as set out herein, which Buyer has obtained from Seller or the Subsidiaries and/or any of their respect directors, officers, employees or agents. Notwithstanding the foregoing, Seller's representations and warranties in this Agreement or Buyer's right to rely thereon are not limited in any way as a result of Buyer's investigation as described above.

              Section 5.9 Financial Condition. At Closing, Buyer's financial condition will be adequate to bear the economic risks of this acquisition. At Closing, the Buyer will be in compliance with all financial and other covenants related to all of its outstanding credit agreements including the facilities being utilized to consummate this transaction, and will not be in default on any credit agreement or facility.

              Section 5.10 Restricted Securities. Buyer understands that the Shares are characterized as "restricted securities" under the United States federal securities laws and that under such laws and applicable rules and regulations promulgated thereunder the Shares may be resold without registration under the Securities Act of 1933, as amended (the "Act") only in certain circumstances. Buyer understands that the certificates evidencing the Shares may contain a legend restricting transfer as provided under the Act and applicable rules and regulations promulgated thereunder.

                                   ARTICLE VI

                      ADDITIONAL AGREEMENTS AND COVENANTS

              Section 6.1 Other Offers. From and after the date hereof until Closing, Seller, or each of its officers, directors, stockholders, employees, affiliates, representatives or agents shall not, directly or indirectly, (a) solicit, enter into or conduct discussions relating to, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, directly or indirectly, a merger or business combination involving a Subsidiary or the acquisition of an equity interest in, or a substantial portion of the assets of, a Subsidiary or (b) unless required by law, regulation or judicial compulsion, disclose any nonpublic information relating to a Subsidiary or the Business of a Subsidiary, or afford access to the properties, books or records of a Subsidiary, to any person or entity.

              Section  6.2  Conduct of the Business Pending the Closing.
Seller covenants that until the Closing, each of the Subsidiaries shall comply, and Seller shall cause the Subsidiaries to comply, with the provisions set forth below:

              (a) Each Subsidiary shall operate its respective Business in the ordinary course;

              (b) Seller shall promptly notify Buyer of, and furnish to Buyer any information that Buyer may reasonably request with respect to, the occurrence of any event or the existence of any fact that may result in the representations and warranties of Seller not being true if they were made at any time prior to or as of the date of the Closing;

              (c) Except as set forth in Schedule 6.2, neither the Seller nor any of its Subsidiaries shall (i) grant or agree to grant any bonuses to any employee, officer, director, representative or agent of any Subsidiary, (ii) grant any general increase in the rates of salaries or compensation of employees, officers, directors, representatives or agents of any of the Subsidiaries or any specific increase to any employee, officer, director, representative or agent of any of the Subsidiaries, (iii) provide for any new pension, retirement or other employment benefits to any employee, officer, director, representative or agent of any of the Subsidiaries or any increase in any existing benefits, (iv) terminate or amend in any respect or provide for any material increase in benefits under any Seller Plan or (v) execute any employment agreement, severance arrangement, consulting arrangement, sales agency agreement, representation agreement or distribution agreement with any employee, officer, director, representative or agent of any Subsidiary;

              (d) No Subsidiary shall amend its certificate of incorporation or by-laws and neither the Seller nor any of the Subsidiaries shall enter into any merger or consolidation agreement involving any Subsidiary or its assets;

              (e) Neither the Seller nor any of its Subsidiaries shall authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any other securities or equity equivalents of any Subsidiary or amend any of the terms of any such securities or agreements;

              (f) Seller shall use best efforts to maintain and preserve the Business of each Subsidiary intact, to retain each Subsidiary's present employees so that they will be available after the Closing and to maintain each Subsidiary's existing relationships with customers, suppliers and others so that those relationships will be preserved after the Closing;

              (g) None of the Subsidiaries shall sell, assign or dispose of any of its material assets or properties, tangible or intangible, or incur or assume any liabilities or enter into any sale/leaseback or similar transaction, except for sales and dispositions made, or liabilities incurred, in the ordinary course of business consistent with past practices;

              (h) None of the Subsidiaries shall assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity or make any loans, advances or capital contributions to or investments in any other person or entity;

              (i) Seller and its Subsidiaries shall maintain in full force and effect all insurance currently maintained as set forth in Schedule 4.21;

              (j) Neither the Seller nor any of its Subsidiaries shall take, or agree in writing or otherwise to take, any of the actions described in this Section 6.2 or any action that would make any representation or warranty inaccurate or untrue or that would result in any of the conditions set forth in Article VIII hereof not being satisfied;

              (k) Seller and its Subsidiaries shall comply in all material respects with all Applicable Laws including, without limitation, Environmental Laws;

              (l) Each Subsidiary shall maintain the books of account and records in the usual, regular and customary manner consistent with practices employed prior to the date hereof;

              (m)    Seller and each Subsidiary shall not implement or adopt
       (i) any change in its accounting methods or principles or the application thereof (including depreciation lives) or (ii) any material change in its tax methods or principles or the application thereof (including depreciation lives); and

              (n) No Subsidiary shall split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividends or other distributions in respect of its capital stock or redeem, purchase or otherwise acquire any of its capital stock.

              Section 6.3 Public Announcements. Subject to applicable securities law, stock exchange requirements or judicial compulsion, neither Seller or a Subsidiary or another Affiliate of Seller nor Buyer or another Affiliate of Buyer shall, without the prior approval of Seller or Buyer, as the case may be, issue, or permit any of their respective directors, officers, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby.

              Section 6.4 Further Assurances. The Seller and Buyer each shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to Buyer or Seller, as the case may be, such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to counsel of Buyer or counsel of Seller, as the case may be, as shall be necessary to vest in Buyer all of the right, title and interest in and to the Shares free and clear of all liens, charges, encumbrances, rights of others, mortgages, pledges or security interests, and any other document reasonably requested by Buyer in connection with this Agreement. Seller and Buyer each agree that, from time to time, whether before, at or after the Closing Date, it will execute and deliver such further instruments and take such other action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

              Section  6.5  Covenant Against Competition.

              (a) As an essential consideration for the obligations of Buyer under this Agreement, Seller hereby agrees and covenants that, for a period of five years following the Closing Date, without Buyer's written consent,

                     (i) neither Seller nor any of its Affiliates other than a current member of the Board of Directors of the Seller shall engage in any manner in any business in competition with the Business of any Subsidiary or provide products or services of the same general type as those provided by a Subsidiary, in the geographic areas in which the Subsidiaries have provided products or services within one year before Closing; and

                     (ii) neither Seller nor any of its Affiliates other than a current member of the Board of Directors of the Seller shall hire, attempt to hire or assist any other person in hiring or attempting to hire, or discouraging any person from accepting employment with a Subsidiary, or inducing to leave the employ of a Subsidiary, any employee or officer of a Subsidiary, or any person who was an employee or officer of a Subsidiary within one year prior to the Closing Date.

              (b) If Buyer believes Seller or any Affiliate has violated the provisions of this Section 6.5, Buyer shall have the right to seek relief from any court of competent jurisdiction. Seller acknowledges that money damages alone will not adequately compensate Buyer in the event of a breach of the covenants of this Section. Therefore, Seller agrees that in addition to all remedies available at law, in equity or under this Agreement, Buyer shall be entitled to injunctive relief for the enforcement of this covenant. Seller agrees that the covenants in this Section are reasonable with respect to their duration, scope and geographical area. If, at the time of enforcement of this Section, a court should hold that the restrictions herein are unreasonable under the circumstances then existing or otherwise, the parties agree that the maximum duration, scope or geographical area legally permissible under such circumstances will be substituted for the duration, scope or area stated herein.

              Section 6.6 Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law and shall furnish to the other all such information in its possession as may be necessary for the completion of the reports or notifications to be filed by the other.

              Section 6.7 Access to Information. Prior to Closing, Buyer may make such investigation of the business and properties of Seller and the Subsidiaries as Buyer may desire and, upon reasonable notice, Seller and the Subsidiaries shall give to Buyer and its counsel, accountants and other representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the property, books, commitments, agreements, records, files and personnel of Seller and the Subsidiaries, and Seller shall furnish to Buyer during that period all copies of documents and information concerning the Business of Seller and the Subsidiaries as Buyer may reasonably request, subject to applicable law. Buyer shall hold, and shall cause its counsel, accountants and other agents and representatives to hold, all such information and documents in confidence. Seller will cooperate with Buyer's transition planning for the acquisition by providing access to key executives of Seller and the Subsidiaries.

              Section 6.8 Use of Name. Prior to or at Closing, Seller shall eliminate, and cease and desist from, any use of the designation "Tanknology," "Vacutect," "Vacutest" or any similar name or designation or any designation indicating an affiliation with a Subsidiary (the "Tanknology Designation") and shall commence doing business under an assumed name. At the next meeting of shareholders but in any event no later than June 30, 1997, Seller shall officially change its name to a name that does not include a Tanknology Designation.

              Section 6.9 Other Action. Each of the parties shall use its best efforts to cause the fulfillment at the earliest practicable date but, in any event, prior to the Closing Date of all conditions to their respective obligations to consummate the transactions under this Agreement.

              Section 6.10 Employee Benefit Matters. Effective as of the Closing Date, the Seller shall amend all Subsidiary Plans except stock options plans of the Seller to terminate the participation of the Subsidiaries therein, and shall further amend the Seller's defined contribution Subsidiary Plans except stock option plans of the Seller to provide for full vesting of the accounts of all current and former employees of the Subsidiaries participating therein.

              Section 6.11 Cooperation with Financings and Financial Reporting. Seller acknowledges and understands that in the event Buyer conducts certain offerings of its securities or is subject to reporting requirements under the Exchange Act, Buyer will be required to obtain certain information relating to the Seller, the Subsidiaries or the Business, including, but not limited to, audited or unaudited financial statements of Seller and the Subsidiaries, and disclose such information in registration statements and other documents filed with the Securities and Exchange Commission under the federal securities laws or in disclosure documents given investors in certain securities offerings. Seller agrees to use its best efforts to cooperate fully and promptly, and shall cause their affiliates, accountants, counsel and other agents and representatives to cooperate fully and promptly, with Buyer in connection therewith.

              Section 6.12 Consents. Each party will cooperate with the other and proceed, as promptly as is practicable, to seek to obtain all necessary consents and approvals set forth in Schedule 4.4 or Schedule 5.3, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of this Agreement.

              Section 6.13 Tax Certificate. On or before the Closing Date, Seller will provide to Buyer a certificate ("Tax Certificate") that sets forth the following information as of the date for each particular item of information which is as close to the Closing Date as is reasonably practicable:

              (a) The following information shall be provided in accordance with the reporting of such information on the most recently filed Tax Return for each such Tax:

                     (i) The adjusted basis for Tax purposes of the assets of each of the Seller and the Subsidiaries, and

                     (ii) The amounts of the net operating loss, net capital loss, foreign Tax credit and Tax credit carry forwards, the overall foreign losses and the foreign Taxes paid or accrued in excess of the applicable foreign Tax credit limitations of or allocable to each of the Subsidiaries;

              (b) All current consents and elections with respect to Taxes of or with respect to each of the Subsidiaries that have been filed with any taxing authority;

              (c) All taxable periods for which the income and franchise Tax Returns of or with respect to each of the Subsidiaries are open; and

              (d) All Tax partnerships in which either of the Subsidiaries is a member.

              Section 6.14 Certain Tax Elections. Buyer and Seller shall make a timely and effective joint election (the "Section 338(h)(10) Election") under
Section 338(h)(10) of the Code for each of Tanknology and USTMAN with respect to the purchase of the Tanknology Shares and the USTMAN Shares. Moreover, Buyer shall prepare completed Forms 8023-A for each of Tanknology and USTMAN providing for the Section 338(h)(10) Elections. If Buyer and Seller disagree as to any information (including but not limited to the valuation of any asset) required to be provided on any Form 8023-A (including any schedule attached thereto), the specific matters in dispute shall be submitted to the Auditors, or such independent accounting firm as may be approved by Seller and Buyer, which firm shall render its opinion as to such matters. Based on such opinion, such independent accounting firm will then send to Seller and Buyer its determination of the specified matters in dispute, which determination shall be final and binding on the parties hereto. The parties agree to represent such information on Form 8023-A consistent with such Auditors' opinion. The fees and expenses of the Auditors shall be borne one-half by Seller and one-half by Buyer. At the Closing Date or as soon as practicable thereafter, Seller and Buyer will jointly execute such Forms 8023-A, and thereafter Buyer, on behalf of Buyer and Seller, will timely file such Forms 8023-A with the relevant taxing authority and will provide proof of such filing to Seller. Buyer shall have the right, but not the obligation, to make an election under Section 338(g) of the Code for Tanknology Canada with respect to the purchase of Tanknology Shares.


              Section  6.15 Liability for Taxes.


              (a) Seller shall be liable for, and shall defend, indemnify and hold Buyer harmless against, (i) any Taxes incurred by any of the Subsidiaries for any taxable period ending on or before the Closing Date, (ii) a portion, determined in the manner set forth in this Section 6.15, of any Taxes incurred by any of the Subsidiaries for any taxable period that includes the Closing Date but ends after the Closing Date ("Straddle Period"), (iii) any income Taxes caused by, or arising from, the Section 338(h)(10) Election, (iv) any transfer or sales Taxes arising from the transactions contemplated in this Agreement, other than transfer or sales Taxes that are imposed because of the Section 338(h)(10) Election if such Taxes are in excess of the transfer or sales Taxes that would have been imposed if the Section 338(h)(10) Election had not been made, and (v) any Taxes imposed with respect to any payment from Seller under this sentence. Any Tax refunds received by the Buyer relating to the Tax liability of a Subsidiary for a period ending on or before the Closing Date shall be the property of the Seller other than Tax refunds generated because of a Buyer tax attribute. Seller will ensure that with respect to any Tax partnership listed on the Tax Certificate, the appropriate party has made or will make a valid election under Section 754 of the Code with respect to each such Tax partnership in the time and in the manner provided in Regulation Section 1.754-1(b) such that each such election is in effect for the taxable year of each such Tax partnership that includes the Closing Date.

              (b) If a Straddle Period exists for any of the Subsidiaries for any Tax purpose, the Buyer, Seller, and such Subsidiary, to the extent permitted by law, shall elect to treat such period for purposes of this Agreement as consisting of two periods: (i) a period beginning with the first day of the Straddle Period and ending on the Closing Date ("Pre-Closing Period") and (ii) a period beginning immediately after the Closing Date and ending with the last day of the Straddle Period ("Post-Closing Period"). If applicable law does not permit such an election to be made, Taxes for the entire Straddle Period shall be apportioned between the Pre-Closing Period and the Post-Closing Period under the interim-closing-of-the-books method applied on the Closing Date, except that exemptions, allowances, deductions, and credits calculated under Applicable Law on an annual basis shall be apportioned on a per diem basis between these two periods. Seller shall be liable for the Taxes apportioned to the Pre-Closing Period.

              (c) Seller shall prepare, or cause the Subsidiaries to prepare, and submit to Buyer all Tax Returns of the Subsidiaries (and any Tax partnerships in which (i) a Subsidiary owns an interest and (ii) Seller or a Subsidiary has responsibility for preparing and filing partnership Tax Returns) for Taxes for any taxable period ending on or before the Closing Date and for which the due date of any such Tax Return is subsequent to the Closing Date. Any such Tax Return shall be prepared on a basis consistent with Tax Returns prepared with respect to the Subsidiaries for prior taxable periods, unless otherwise required by law, and shall be submitted to Buyer not later than (i) in the case of any United States federal income or Canadian income Tax Return, 60 days before the due date of such Tax Return, and (ii) in the case of any other Tax Return, 30 days before the due date of such Tax Return. Seller is responsible for filing any such Tax Return and for preparing and filing any other Tax Return of the Subsidiaries for Taxes for any taxable period ending on or before the Closing Date.

              (d) Buyer and its Affiliates, including the Subsidiaries, are responsible for preparing and filing with the appropriate taxing authorities all Tax Returns which relate to the Taxes of the Subsidiaries other than those described in Section 6.15(c), except that Tax Returns which relate to a Post-Closing Period shall be completed by the Buyer. Seller shall cooperate with the Buyer and shall make available all necessary records and timely take all action necessary to allow Buyer to file, or prepare and file, as the case may be, the Tax Returns described in this paragraph (including, without limitation, providing or causing to be provided to Buyer any powers of attorney which Buyer shall request for purposes of filing any such Tax Returns). Such Tax Returns shall be prepared on a basis consistent with those prepared with respect to the Subsidiaries for taxable periods ending on or before the Closing Date, unless otherwise required by law.

              (e) Notwithstanding any provision in this Section 6.15 to the contrary, the Buyer shall reimburse the Seller for certain Taxes, if any, incurred by the Seller in connection with the liability of an affiliated, combined, or unitary group of corporations with respect to the income, if any, of the Subsidiaries from the period from August 31, 1996, through the Closing Date in an amount equal to 37% of the net taxable income, reduced by all appropriate expenses, deductions and credits, of the Subsidiaries for such period determined in accordance with United States federal income tax principles ("Reimbursable Taxes"). The

       Buyer has an obligation to reimburse the Seller for such Reimbursable Taxes only if (i) the Seller submits, on or after the date the Seller filed all Tax returns relating to the period from August 31, 1996 through the Closing Date, to the Buyer a certificate (and such supporting documentation as the Buyer may reasonably request) prepared by the Seller setting forth the amount of such Reimbursable Taxes. If the Buyer disputes the amount of such Reimbursable Taxes set forth on such certificate, the parties shall submit the specific matters in dispute to the Auditors, or such independent accounting firm as may be approved by Seller and Buyer, which firm shall render its opinion as to such matters. Based on such opinion, such independent accounting firm will then send to Seller and Buyer its determination of the specified matters in dispute, which determination shall be final and binding on the parties hereto. The fees and expenses of the Auditors shall be borne one-half by Seller and one-half by Buyer. The Buyer shall make such reimbursement payment within 60 days of receiving the certificate and supporting documentation referred to in this Section 6.15(e), unless a dispute is submitted to the Auditors. If a dispute regarding the Reimbursable Taxes is submitted to the Auditors, the payment, if any, shall be made within 15 days of the Auditors' decision.

              (f)    Any payment made with respect to Taxes pursuant to this
       Section 6.15 shall be treated by Seller and Buyer as a nontaxable adjustment to the Purchase Price for the Shares.

              Section 6.16 Cooperation and Exchange of Information. The parties will provide each other with such cooperation and information as they may reasonably request of each other in preparing or filing any Tax Return, amended Tax Return or claim for refund, in determining a liability or a right to refund or in conducting any audit or other proceeding, in respect of Taxes imposed on the parties or their respective Affiliates. The Subsidiaries and each party will preserve and retain all Tax Returns, schedules, work papers and other documents relating to any such Tax Returns, claims, audits or other proceedings until the expiration of the statutory period of limitations (including extensions) of the taxable periods to which such documents relate and until the final determination of any payments which may be required with respect to such periods under this Agreement and shall make such documents available to representatives of Seller upon reasonable notice and at reasonable times, it being understood that such representatives shall be entitled to make copies of any such books and records as they shall deem necessary. Any information obtained pursuant to this Section 6.16 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other proceeding.

              Section 6.17 Conflict. In the event of a conflict between the provisions of Sections 6.13, 6.14, 6.15, or 6.16 and any other provision of this Agreement, the provisions of this Article VI shall control.

              Section 6.18 Insurance. Buyer agrees to procure and maintain for three years after the Closing Date commercial general liability insurance and environmental liability insurance covering contractors' legal liability and professional/errors & omissions liability with no pollution exclusion with policy terms, conditions, exclusions, limits and deductibles not materially less favorable than such insurance maintained by Seller, as described in
Schedule 6.18.

                                  ARTICLE VII

                    EXTENT AND SURVIVAL OF REPRESENTATIONS,

             WARRANTIES, COVENANTS AND AGREEMENTS; INDEMNIFICATION

              Section 7.1 Indemnification of Buyer. Seller agrees to defend, indemnify and hold harmless Buyer (including its officers, directors, employees and agents and Affiliates) from and against, any and all claims, actions, causes of action, arbitrations, proceedings, losses, damages, liabilities, judgments and expenses (including, without limitation, reasonable attorneys' fees) ("Claim") incurred by Buyer, any Affiliate of Buyer, Seller or any Subsidiary as a result of (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of Seller in this Agreement or in any certificate or other instrument delivered by or on behalf of Seller in connection with this Agreement (including the Schedules hereto), (b) any violation or breach by Seller of or default by Seller under the terms of this Agreement, (c) any act or omission occurring, or condition or circumstances existing, prior to the Closing, or any condition or circumstances caused by any act or omission occurring prior to the Closing, by Seller or any Subsidiary or otherwise with respect to Seller or any Subsidiary, (d) the past or present presence, release, remediation or clean-up of, or exposure to, Hazardous Material relating to or located on, within or under any assets owned, leased or used by Seller or any Subsidiary, or (e) any product liability, strict liability or other claims concerning (i) products sold or services provided by Seller or any Subsidiary prior to the Closing or
(ii) inventory owned by Seller or any Subsidiary at the Closing. Buyer shall be entitled to recover its reasonable and necessary attorneys' fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section.

              Section  7.2  Survival; Threshold and Limits of Liability.


              (a) The representations, warranties and covenants in this Agreement and in any certificate or instrument delivered in connection herewith shall be continuing and shall survive the Closing until two years after the Closing Date (the period during which the representations and warranties shall survive being referred to herein with respect to such representations and warranties as the "Survival Period"), but shall thereafter terminate and be of no further force and effect unless a written notice asserting a claim shall have been made pursuant to this Article VII within the Survival Period with respect to such matter. Any claim for indemnification of a Claim of the type set forth in Section 7.1(a)-(d) of this Agreement (a "Section 7.1 Claim") made during the Survival Period shall remain in effect for purposes of such indemnification notwithstanding such claim may not be resolved within the Survival Period. Seller shall indemnify Buyer for any
       Section 7.1 Claim in an aggregate amount up to $1,000,000 in excess of any estimated liabilities accrued therefore by the Subsidiaries and transferred to Buyer and any insurance proceeds realized by Buyer in respect of such Claims net of any insurance premiums that become due as a result of such Claims.

              (b) Any claim for indemnification of Buyer for a Claim of the type set forth in Section 7.1(e) (a "Section 7.1(e) Claim") must be made no later than three years after the Closing Date. Any such Claim shall remain in effect for purposes of such indemnification even if the Claim is not resolved within three years after the Closing Date. Seller shall indemnify Buyer for any Section 7.1(e) Claim up to an aggregate amount of $1,250,000 in excess of $659,650, representing the estimated liabilities accrued therefore by the Subsidiaries to be transferred to Buyer, and in excess of any insurance proceeds realized by

       Buyer in respect of Section 7.1(e) Claims net of any insurance premiums that become due as a result of such Claim.

              Section 7.3 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

              (a) A party claiming indemnification under this Agreement (an "Indemnified Party") shall with reasonable promptness (i) notify the party from whom indemnification is sought (the "Indemnifying Party") of any third-party claim or claims asserted against the Indemnified Party ("Third Party Claim") for which indemnification is sought and (ii) transmit to the Indemnifying Party a copy of all papers served with respect to such claim (if any) and a written notice ("Claim Notice") containing a description in reasonable detail of the nature of the Third Party Claim, an estimate of the amount of damages attributable to the Third Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement.

              Within 15 days after receipt of any Claim Notice (the "Election Period"), the Indemnifying Party shall notify the Indemnified Party whether the Indemnifying Party disputes its potential liability to the Indemnified Party with respect to such Third Party Claim and, if the Indemnifying Party does not dispute its potential liability to the Indemnified Party with respect to such Third Party Claim, whether the Indemnifying Party elects to defend the Indemnified Party with respect to such Third Party Claim.

              If the Indemnifying Party does not dispute its potential liability to the Indemnified Party within the Election Period and notifies the Indemnified Party that it elects to defend such Third Party Claim, the Indemnified Party shall control negotiations toward resolution of such claim without the necessity of litigation, and if litigation ensues, to defend the same with counsel reasonably acceptable to both parties, at the Indemnifying Party's expense, and the Indemnified Party shall extend reasonable cooperation in connection with such defense. The Indemnified Party shall be entitled to elect to participate in, but not to control, the defense of any Third Party Claim resulting in litigation, at its own cost and expense; provided, however, that if the parties to any suit or proceeding shall include the Indemnifying Party as well as the Indemnified Party and the Indemnified Party shall have been advised by counsel that one or more legal defenses may be available to it that may not be available to the Indemnifying Party, then the Indemnified Party shall be entitled to elect to control such suit or proceeding, but the Indemnifying Party shall be obligated to bear the fees and expenses of counsel of the Indemnified Party, which shall be selected by the Indemnified Party in its complete and sole discretion. If the Indemnifying Party does not dispute its potential liability to the Indemnified Party within the Election Period and the Indemnified Party fails to assume control of the negotiations prior to litigation or to defend such action within a reasonable time, the Indemnifying Party shall be entitled, but not obligated, to assume control of such negotiations or defense of such action, and the Indemnifying Party shall be liable to the Indemnified Party for its expenses reasonably incurred or amounts paid in connection therewith. If the Indemnifying Party disputes its potential liability to the Indemnified Party within the Election Period or does not elect to defend such Third Party Claim, then the Indemnified Party shall be entitled to assume control of such negotiations or defense of action and the liability for the expense thereof, as well as any liability with respect to such Third Party Claim, shall be determined as provided in Section 7.4 below.

              If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to the preceding paragraph, or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the Third Party Claim as herein provided, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), the Third Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled. The Indemnified Party shall have full control of such defense and proceedings. Notwithstanding the foregoing, if the Indemnifying Party has delivered a written notice to the Indemnified Party to the effect that the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII and if such dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party shall not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this Section or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all costs and expenses of such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

              Neither the Indemnifying Party nor the Indemnified Party shall settle, compromise, or make any other disposition of any Third Party Claim which would or might result in any liability to the Indemnified Party or the Indemnifying Party under this Article VII without the written consent of such other party.

              (b) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the "Indemnity Notice") describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within 15 days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed a liability of the Indemnifying Party hereunder.

              Section 7.4 Arbitration of Disputes. If the Indemnifying Party disputes, either as to the amount or liability, that any claim described in a Claim Notice or an Indemnity Notice, as the case may be, is covered by such Indemnifying Party's covenant to indemnify contained in this Article VII, then the Indemnifying Party and the Indemnified Party agree to promptly negotiate in good faith to resolve their differences and to mutually agree upon an amount, if any, owed to Indemnified Party by the Indemnifying Party hereunder. If Indemnifying Party and Indemnified Party fail to agree within 30 days thereafter, the dispute shall be resolved by binding and final arbitration of a single arbitrator mutually agreed to by Buyer and Seller conducted in Houston, Texas in accordance with the rules of commercial arbitration of the American Arbitration Association. The prevailing party in any such arbitration proceeding shall be entitled to attorneys' fees and other out-of-pocket expenses reasonably and necessarily incurred in connection with such proceeding, the amounts of which shall be contained in the award of the arbitrator.

              Section 7.5 General. THE COVENANTS AND AGREEMENTS ENTERED INTO PURSUANT TO THIS AGREEMENT TO BE PERFORMED AFTER THE CLOSING SHALL SURVIVE THE CLOSING WITHOUT LIMITATION. THE INDEMNIFICATION OBLIGATIONS UNDER THIS ARTICLE VII SHALL APPLY REGARDLESS OF WHETHER ANY CLAIM RESULTS SOLELY OR IN PART FROM THE ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE OF THE INDEMNIFIED PARTY OR A SUBSIDIARY PRIOR TO THE CLOSING DATE. THE PARTIES AGREE THAT THIS ARTICLE VII DOES NOT ENTITLE

THE BUYER TO INDEMNIFICATION FOR THE BUYER'S OR A SUBSIDIARY'S ACT OR OMISSION AFTER THE CLOSING DATE. THE RIGHTS OF THE PARTIES TO INDEMNIFICATION UNDER THIS ARTICLE VII SHALL NOT BE LIMITED DUE TO ANY INVESTIGATIONS HERETOFORE OR HEREAFTER MADE BY SUCH PARTIES OR THEIR REPRESENTATIVES, REGARDLESS OF NEGLIGENCE IN THE CONDUCT OF ANY SUCH INVESTIGATIONS. ALL REPRESENTATIONS, WARRANTIES AND COVENANTS AND AGREEMENTS MADE BY THE PARTIES SHALL NOT BE DEEMED MERGED INTO ANY INSTRUMENTS OR AGREEMENTS DELIVERED IN CONNECTION WITH THE CLOSING OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY.

              Section 7.6 Security. Seller agrees that it shall not effect its liquidation, dissolution, change of control, merger or sale of all or a substantial portion of its assets, or any event causing it to cease to exist, without assigning its obligations under this Section VII to a third party acceptable to Buyer and/or posting security for such indemnification obligations, in each case, to Buyer's reasonable satisfaction sufficient to cover Seller's obligations hereunder throughout the period of time such obligations exist.


                                  ARTICLE VIII

                             CONDITIONS TO CLOSING

              Section 8.1 Conditions Precedent to Obligations of Buyer. The obligation of the Buyer to consummate the purchase under this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Buyer):

              (a) all representations and warranties of the Seller contained in this Agreement including all Schedules to this Agreement shall be true and correct in all respects at and as of the time of the Closing with the same effect as though made again at, and as of, that time, except such as will not have a material adverse effect and except such as would not reasonably be expected to have a material adverse effect on the Seller's ability to perform its obligations under this Agreement;

              (b) Seller shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Seller prior to or at the Closing;

              (c) Buyer shall have been furnished with a certificate, dated the Closing Date, executed by an officer of the Seller (other than the Chief Financial Officer) certifying to the fulfillment of the conditions specified in Sections 8.1(a) and 8.1(b) hereof;

              (d) no provision of any Applicable Law shall prohibit, and there shall not be in effect any injunction, restraining order or decree issued by a court of competent jurisdiction or any governmental body that shall prohibit, the consummation of this Agreement and there shall be no action or proceeding pending or threatened seeking any such injunction, order or decree;

              (e) Buyer shall have received proceeds from loans from one or more commercial banks and/or commercial lenders totaling at least $12,000,000 on terms and conditions satisfactory to Buyer in order to finance the transactions contemplated hereby, related transaction costs and working capital;

              (f) Seller shall have received all consents, approvals and Permits to execute this Agreement and to consummate the transactions contemplated hereby; and

              (g) Buyer shall be furnished with an opinion of counsel to Seller and each of the Subsidiaries, as to the due execution and delivery of this Agreement and the documents delivered by Seller at Closing and substantially as to the matters set forth in Sections 4.1, 4.3, 4.4, 4.7 and 4.8 hereof and such other matters as Buyer may reasonably request.

              Section 8.2 Conditions Precedent to Obligations of the Seller. The obligation of the Seller to consummate the sale under this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Seller):


              (a) all representations and warranties of the Buyer contained in this Agreement, including all Schedules to this Agreement, shall be true and correct in all respects at and as of the time of the Closing with the same effect as though made again at, and as of, that time, except such as would not reasonably be expected to have a material adverse effect on the Buyer's ability to perform its obligations under this Agreement;

              (b) Buyer shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Buyer prior to or at the Closing;

              (c) Seller shall have been furnished with a certificate, dated the Closing Date, executed by an officer of the Buyer certifying to the fulfillment of the conditions specified in Sections 8.2(a) and 8.2(b) hereof; and

              (d) no provision of any Applicable Law shall prohibit, and there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in any action or proceeding against, the consummation of this Agreement.

                                   ARTICLE IX

                         ACTIONS TO BE TAKEN AT CLOSING

              Section 9.1 Actions to be Taken by Seller at the Closing. Seller shall take the following actions at the Closing:

              (a) Seller shall deliver to Buyer copies certified by its Secretary of resolutions duly adopted by the boards of directors of Seller and each Subsidiary authorizing and approving the execution and delivery of this Agreement, including the exhibits and schedules hereto, and the consummation of the transactions contemplated herein;

              (b) Seller shall execute and deliver to Buyer a bill of sale and deeds, assignments and any other necessary instruments, satisfactory in form and content and approved prior to Closing by Buyer, conveying the Shares and assets of each Subsidiary (other than Excluded Assets) to Buyer;

              (c) Seller shall deliver the officer's certificate referred to in Section 8.1(c);

              (d) Buyer shall have been furnished with a legal opinion as provided in Section 8.1(g) hereof; and

              (e) Seller shall have delivered to Buyer a letter of resignation from each noncontinuing officer and director of each Subsidiary.

              Section 9.2 Actions to be Taken by Buyer at the Closing. Buyer shall take the following actions at the Closing:

              (a) Buyer shall deliver to Seller a copy certified by its Secretary of resolutions duly adopted by the board of directors of Buyer authorizing and approving the execution and delivery of this Agreement, including the exhibits and schedules hereto, and the consummation of the transactions contemplated herein;

              (b) Buyer shall make the payment of funds specified for payment at Closing under Sections 2.2 and 2.3 above; and

              (c) Buyer shall deliver the officer's certificate referred to in Section 8.2(c).



                                   ARTICLE X

                               GENERAL PROVISIONS

              Section  10.1 Termination.

              (a)    This Agreement may be terminated at any time prior to the
       Closing:

                     (i) by mutual written agreement executed by the Seller and the Buyer; or

                     (ii) if the Board of Directors of the Seller in the exercise of its fiduciary duties under applicable laws as advised in writing by counsel withdraws or modifies its approval or recommendation of the proposed acquisition of Shares by the Buyer on the terms and conditions set forth herein in any manner adverse to Buyer and recommends or approves a Competing Transaction, or resolves to do the foregoing. For purposes of this Agreement, "Competing Transaction" shall mean any merger, consolidation, share exchange, business combination or similar transaction involving any of the Subsidiaries, or the acquisition in any manner, directly or indirectly, of a material interest in any voting securities of, or a material interest in a substantial portion of the assets of, any of the Subsidiaries, other than the transactions contemplated by this Agreement.

              (b) Upon termination of this Agreement, neither of the parties nor any other person shall have any liability or further obligation arising out of this Agreement except for any liability resulting from its breach of this Agreement prior to termination and as stated in
       Section 10.1(c) hereof, except that the provisions of Sections 10.2, 10.3, 10.9 and 10.11 shall continue to apply.

              (c)    In the event Seller terminates this Agreement pursuant to
       Section 10.1(a)(ii) hereof and enters into a Competing Transaction on or before March 31, 1997, Seller shall reimburse Buyer for its reasonable costs related to Buyer's proposed acquisition of the Shares, not to exceed $250,000.


              Section  10.2 Confidentiality; Publicity; Books and Records.


              (a) For three years, neither party nor any Affiliate thereof will, directly or indirectly, disclose or provide to any other person any non-public information of a confidential nature concerning the other party or their business or operations, and neither Seller nor any Affiliate thereof will directly or indirectly, disclose or provide to any other person any non-public information of a confidential nature concerning any Subsidiary or their business or operations, except as is required in governmental filings or judicial, administrative or arbitration proceedings. In the event that a party or its Affiliate becomes legally required to disclose any such information in any governmental filings or judicial, administrative or arbitration proceedings, that party shall, and shall cause such Affiliate to, provide the other party with prompt notice of such requirement so that the other party may seek a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the disclosing party shall, and shall cause such Affiliate to, furnish
       only that portion of the information     that the disclosing party or
       such Affiliate, as the
       case may be, is advised by its counsel is legally required and such disclosure shall not result in any liability hereunder unless such disclosure was caused by or resulted from a previous disclosure by the other party which was not permitted by this Agreement, by that certain Confidentiality Agreement between the parties dated as of April 18, 1995 or that certain Confidentiality Agreement between the parties dated as of January 24, 1996. Subject to applicable securities law or stock exchange requirements, the parties hereto will promptly advise, and obtain the approval of, the other parties before issuing any press release with respect to this Agreement or the transactions contemplated hereby.

              (b) If the parties fail to close the acquisition of Shares contemplated in this Agreement, each party shall, and shall cause its officers, directors, employees, representatives and agents (the "Representatives") to return all copies of the other party's confidential non-public information in its possession or in the possession of its Representatives, and destroy all copies of any analyses, compilations, studies or other documents prepared by that party or its Representatives or for its use containing or reflecting any such information.

              For purposes of this Agreement, non-public information of a confidential nature shall not include any information which (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by a party, its Affiliate or its Representatives), (ii) was available to a party on a nonconfidential basis from a source other than the other party, its Affiliate or Representatives, provided that such source is not and was not directly or indirectly bound by a confidentiality agreement with the nondisclosing party, its Affiliate or Representatives with respect to that information, or (iii) has been independently acquired or developed by the other party, its Affiliate or Representatives, without violating any obligations under this agreement, that certain Confidentiality Agreement between the parties dated as of April 18, 1995 or that certain Confidentiality Agreement between the parties dated as of January 24, 1996.

              (c) For a period of five years after the Closing Date, Buyer will preserve and retain the books and records of each Subsidiary and make such books and records available at the then current administrative headquarters of Buyer to Seller and its officers, employees and agents, upon reasonable notice and at reasonable times, at Seller's cost and expense, it being understood that Seller shall be entitled to make copies of any such books and records as shall be reasonably necessary.

              Section 10.3 Expenses. Buyer and Seller shall pay their own respective expenses, including the fees and disbursements of their respective counsel in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated herein. Seller shall be solely responsible for paying all fees and expenses of Raymond James & Associates.

              Section 10.4 Entire Agreement. This Agreement, including all schedules and exhibits hereto, constitutes the entire agreement of the parties and supersedes any prior oral or written agreements with respect to the subject matter hereof, and may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.

              Section 10.5 Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar.

              Section 10.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been received only if and when (a) personally delivered (b) if mailed, on the third day after mailing, by United States mail, first class, postage prepaid, by certified mail, return receipt requested, addressed in each case as follows (or to such other address as may be specified by like notice) or (c) delivered by overnight courier or facsimile:

                     (i)    if to Buyer, to:

                            NDE Environmental Corporation
                            8900 Shoal Creek Blvd.
                            Bldg. 200
                            Austin, Texas 78758
                            P.O. Box 140795
                            Austin, Texas 78714
                            Facsimile: 512-459-1459
                            Attention: President

                     (ii)   if to Seller, to:

                            Tanknology Environmental, Inc.
                            5225 Hollister Street
                            Houston, Texas 77040-6294
                            Facsimile: 713-895-6022
                            Attention: President

              Section 10.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, legal representatives and assigns. No third party shall have any rights hereunder. No assignment shall release the assigning party.

              Section 10.8 Performance. Seller agrees to cause each Subsidiary to perform all its obligations and agreements under this Agreement and hereby guarantees performance by each Subsidiary of all such obligations and agreements.

              Section 10.9 Choice of Law; Section Headings; Table of Contents. This Agreement shall be governed by the internal laws of the State of Texas (without regard to the choice of law provisions thereof). The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

              Section 10.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

              Section 10.11 Jurisdiction and Venue. Seller and Buyer hereby consent to personal jurisdiction in any action brought with respect to this Agreement and the transactions contemplated hereunder in any federal or state court in Harris County, Texas and agree that service of process may be accomplished pursuant to Section 10.6 above.

              Section 10.12 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

              Section 10.13 Assignment. This Agreement and each party's rights hereunder may not be assigned without the prior written consent of the other parties; provided that no such consent shall be required by Buyer or Seller to assign all or part of its rights to a subsidiary or Affiliate but no such assignment shall relieve the assigning party of any of its obligations under this Agreement.

              IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

                                           NDE ENVIRONMENTAL CORPORATION


                                           By:    /s/ JAY ALLEN CHAFFEE
                                               ---------------------------------
                                               Name:  Jay Allen Chaffee
                                                    ----------------------------
                                               Title: Chairman of the Board
                                                     ---------------------------

                                           TANKNOLOGY ENVIRONMENTAL, INC.



                                           By:    /s/ DONALD R. CAMPBELL
                                               ---------------------------------
                                               Name:  Donald R. Campbell
                                                    ----------------------------
                                               Title: President
                                                     ---------------------------